UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March  2023

Commission File No. 000-18860

ANAGOLD RESOURCES LTD.
(Translation of registrant's name into English)

#810 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40‑F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits
99.1	Rights Offering Standby Guaranty Agreement between Canagold Resources Ltd. and Sun Valley Investments AG *

*

Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canagold Resources Ltd. (Registrant)

Date: March 27, 2023	By:	/s/ Catalin Kilofliski
Name: Catalin Kilofliski
Title: Chief Executive Officer

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